FORM 4 U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [X] Officer (give title [ ] Other (specify below) below) PRESIDENT, SECRETARY & TREASURER
SCHWAB	ANDREW		SUN POWER CORPORATION - SNPW
(Last)	(First)	(Middle)
414 VIEWCREST ROAD			3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) -		4. Statement for Month/Year 11/2001
7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street)					6. If Amendment, Date of Original (Month/Day/Year)

KELOWNA BC V1W 4J8
(City) (State) (Zip) * If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
COMMON STOCK			10/31/01	G		150,000	A	N/A	153,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month, Day, Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

STOCK OPTIONS	$1.70	09/24/01	A		150,000		09/24/01	09/24/06	COMMON	150,000	*	150,000	D	-

Explanation of Responses: * Stock options granted in recognition as a director and officer of the Issuer, and as an incentive to continue to achieve the objectives of the shareholders of the Issuer.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.							/s/ Andrew Schwab					November 19, 2001
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).							**Signature of Reporting Person					Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.